UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished

ISRAEL CHEMICALS LTD.

1.	Petition for Approval of Filing a Derivative Action

Item 1

Petition for Approval of Filing a Derivative Action

The Company hereby reports that on July 11, 2016, it received a petition submitted by shareholders, pursuant to Section 197 of the Israeli Companies Law, 5759-1999 (the "Petition"), to the Economic Division of the Tel-Aviv District Court.

The petitioners allege that the annual bonuses granted to the top-five highest paid senior officers of the Company, including the CEO, for the years 2014 and 2015 were granted unlawfully and in a manner not conforming to the Company’s Compensation Policy, this for an estimated amount of ILS 18 million. The Petition was submitted against the top-five highest paid senior officers of the Company and alternatively, against the members of the Compensation Committee who approved the grant of the aforementioned bonuses. According to the Petition, the Company is requested to compel the top-five highest paid senior officers to return all the bonuses, and should they fail to comply with this request, file a claim against the aforementioned members of the Compensation Committee.

The Company strongly rejects the petition and shall submit its response to the Court according to the law.

It should be noted that the Chairman of the Company’s Board of Directors has received an application according to Section 194(b) of the Israeli Companies Law, on a similar matter. The application has not yet been brought for the Board of Directors for review and discussion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 12, 2016